

Mail Stop 4561

February 11, 2016

Lecia L. Walker, President
Original Source Music, Inc.
8201 South Santa Fe Drive #229
Littleton, CO

> **Re: Original Source Music, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed February 2, 2016**
> **File No. 000-55516**

Dear Ms. Walker:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 30, 2015 letter.

Risk Factors

"The Company requires an annual average of $12,000 to continue operations …," page 18

1.   We note your revised disclosure in this risk factor and on page 9 that you have access to funding of up to $36,000 through related party loans that would allow the business to operate for a minimum of 3 years. In the preceding risk factor, you disclose that if you become a public entity, you estimate that these costs could range up to $35,000 per year. Please revise your disclosures regarding your expectation of the period of time you can maintain operations considering the related party loan commitment currently available and estimated operating costs and costs of being a public company.

Certain Relationships and Related Transactions, page 22

2.   In your disclosure regarding advances on pages 22 and 40 you state that there is no
        formal written commitment for continued support by shareholders. Please revise your
        disclosure regarding the $36,000 available through a related party loan to clarify whether
        there is a formal, written commitment and include a discussion of any known terms for
        such loans.

Changes in and Disagreements with Accountants, page 27

3.   We note your revised disclosure in response to prior comment 2. In your disclosure
        under Items 1.b, 1.d and 1.f, you refer to the year ended December 31, 2014. Please
        revise these disclosures to refer to the most recent 2 years. Refer to Item 304(a)(1)(ii),
        (iv) and (v) of Regulation S-K.

        You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding
comments on the financial statements and related matters. Please contact Ivan Griswold, Staff
Attorney at (202) 551-3853 or me at (202) 551-3456 with any other questions. If you require
additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                            Sincerely,

                                            /s/ Matthew Crispino

                                            Matthew Crispino
                                            Attorney-Advisor
                                            Office of Information Technologies
                                            and Services

        cc: Jody Walker, Esq.